United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 1-SA
☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A or ☐SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2022

COMMONWEALTH THOROUGHBREDS LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

COMMONWEALTH THOROUGHBREDS LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “Commonwealth Thoroughbreds,” “our company,” or the “Company” refer to Commonwealth Thoroughbreds LLC, a Delaware series limited liability company.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, its Manager, Commonwealth Markets Inc., each Series of the Company and the Commonwealth Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Commonwealth Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things:

●

Our ability to purchase interests in competitive Thoroughbreds depends on our ability to maintain relationships with leading racing operations, trainers, bloodstock agents, consultants, and Thoroughbred owners.

●

The current challenging operating environment for racetracks could cause the number of racetracks, racing days, and races to decrease, which would likely reduce the total purses available to Thoroughbred owners.

●	Injury, infertility, or death of a Series’ Thoroughbred, which cannot always be fully covered by insurance, could diminish revenue and net asset values.

●	We rely on third parties to provide training, boarding, maintenance, and veterinary care of the Thoroughbreds in which our Series hold interests.

●

The market for Thoroughbreds depends on the state of the economy and other factors that are difficult to accurately predict, such as the amount of money available for investment purposes, the level of interest of foreign and domestic investors and enthusiasts in horse racing, the availability of purses and racing opportunities, the attractiveness of other investments, and currency exchange rates.

●	Our failure to accurately evaluate a Thoroughbred’s ability to compete successfully due to intangible behavioral factors that affect performance.

●	Increased government regulation of the Thoroughbred racing industry.

All forward-looking statements attributable to us are expressly qualified in their entirety by the risks and uncertainties listed above, as well as those described in greater detail in the Offering Circular included in our Form 1-A Offering Statement under the heading "Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commonwealth Thoroughbreds LLC is a Delaware series limited liability company formed on June 12, 2019. The Company’s manager is Commonwealth Markets Inc., a Delaware corporation. The Company aims to provide horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire a diversified portfolio of equity interests in Thoroughbreds and equine assets through the Commonwealth Platform, our website and related proprietary application. As of the date of this Semiannual Report, the Company has completed offerings in eleven Series which have admitted investors and acquired equine assets. Two offerings were terminated without admitting investors. The Company currently expects to conduct additional offerings in 2023.

Our principal objective is to acquire interests in Thoroughbreds with the pedigree, conformation, and athletic potential to compete successfully, thereby creating opportunities to generate revenue, provide long and short-term capital appreciation, and ultimately distribute Free Cash Flow to equity investors in the Series that hold the underlying equine assets. “Free Cash Flow” is defined as the net income (as determined under U.S. GAAP) generated by the Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Series’ Thoroughbred asset.

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying footnotes included in this Semiannual Report. See “Index to Financial Statements.”

Operating Results

During the six months ended December 31, 2022, and December 31, 2021, the following Series were qualified or held an interim or final closing:

Series Name	Underlying Asset	2022	2021
Series Kissed by Fire	Kissed by Fire	Qualified
Series Mage	Mage	Qualified
Series Constitution Filly	Constitution Filly	Qualified
Series Medaglia Filly	Medaglia Filly	Qualified
Series Tshiebwe	Tshiebwe	Qualified
Series Country Grammer	Country Grammer		Closed
Series I Got A Gal	I Got A Gal		Qualified, Closed
Series Steinbeck	Steinbeck		Qualified, Closed
Series We The People	We The People		Qualified
Series Swing Swift	Swing Shift		Qualified

Revenues

Revenues are generated at the Series level. During the six-month periods ended December 31, 2022, and December 31, 2021 the Company generated $80,599 and $23,830 in revenues, respectively.

Race earnings in six-month periods ended December 31, 2022 and December 31, 2021 were attributed to:

Series Name	Underlying Asset	2022	2021
Series Kissed by Fire	Kissed by Fire	$5,214	$-
Series Pine Valley	Pine Valley	1,951	915
Series Country Grammer	Country Grammer	48,750	-
Series We The People	We The People	10,000	-
Series Swing Shift	Swing Shift	14,684	-
Series I Got a Gal	I Got a Gal	-	14,636
Series Steinbeck	Steinbeck	-	1,177
Series Biko	Biko	-	7,102
Total		$80,599	23,830

Operating Expenses

The Company incurs legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the offerings by its Series. During the six-month periods ended December 31, 2022 and December 31, 2021 these organizational expenses totaled $16,812 and $98,061, respectively. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager is entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each Series of Units as reimbursement for organizational expenses.

The Company also incurs racehorse management, general and administrative, and depreciation expenses. In general, racehorse management expenses represent the pro rata portion of the Series Thoroughbred’s training, boarding, healthcare, travel and insurance expenses that each Series pays to our racing stable co-manager, based on the Series’ ownership interest. During the six-month periods ended December 31, 2022 and December 31, 2021 racehorse management expenses totaled $64,046 and $50,693, respectively. General and administrative expenses for the six-month periods ended December 31, 2022 and December 31, 2021 totaled $219 and $3,690 respectively. Depreciation expenses for the six-month periods ended December 31, 2022 and December 31, 2021 totaled $65,095 and $31,923 respectively.

As a result of operations, the Company generated net loss of $123,856 for the six months ended December 31, 2022 after incurring a net loss of $183,004 during the corresponding period of 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had $687,231 in cash, and current financial liabilities of $70,709 of accounts payable, $57,375 of accrued fees-related party, $6,148 of accrued interest, accrued income taxes of $324,000, accrued distributions of $32,648, and $423,652 of notes payable. As of June 30, 2022, the Company had $1,577,384 in cash, and current financial liabilities of $52,754 of accounts payable, $119,512 of accrued fees-related party, $324,000 of accrued income taxes, $9,772 of accrued distributions, a $3,833 note payable and $2,184 of associated accrued interest.

From inception, the Company has financed its own business activities and its Series business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series.

Each Series will repay any loans used to acquire its underlying asset, plus accrued interest, with proceeds generated from the closing of the offering of the Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another Series. To the extent a Series repays less then all of a loan and acquires a smaller interest in a Thoroughbred, the Company will transfer the residual interest in the Thoroughbred in repayment of the loan.

Plan of Operations

The Company plans to launch additional offerings during the next 12 months, the proceeds from which will be used to acquire additional Thoroughbred assets. In doing so, the Company intends to continue its relationships with WinStar Farm LLC, Gandharvi, LLC, Marquee Bloodstock LLC and other racing operations. The Company also intends to continue engaging in racing, sales, and breeding activities, the commencement of which will depend on the stage of development and training of Thoroughbreds when they are acquired. We intend these activities will generate revenues for each Series to cover, in whole or in part, the ongoing post-closing operating expenses of the Series. However, a Thoroughbred racing and breeding business is subject to numerous risks, and there can be no assurance that the Thoroughbred assets of any series will produce sufficient revenue to cover its operating expenses, much less fund distributions to its Unit holders. See “Cautionary Statement Regarding Forward-Looking Statements.”

A substantial portion of the proceeds from each Offering will be used to establish reserves to cover boarding, training, medical and other operating expenses until such time as the Series would be able to generate racing revenue sufficient to cover these ongoing operations.

Trend Information

The Company’s main focus over the next twelve months is to continue to launch additional offerings. For a description of the Thoroughbred industry, including trends that could affect the financial condition and operations of each series of the Company, see the “Thoroughbred Industry” section of our Report on Form 1-K for the six-month transition period ended June 30, 2022, starting on page 17.

Item 2. Other Information

On April 21, 2023, the Company conducted an initial closing of Series Tonasah Filly Offering. The following table shows information about the use of funds raised in the offerings.

Series Name	Units Issued	Offering Proceeds	Purchase Price of Thoroughbred Asset	Ownership Percentage of Thoroughbred	Fees and Expenses Paid (1)	Working Capital (2)
Tonasah Filly	3,500	$175,000	$82,017	22.5%	$33,623	$65,771

(1)	Includes Thoroughbred Asset acquisition expenses, offering expenses, sourcing fee, organizational fee, brokerage fee, and a 2% Thoroughbred Aftercare Alliance donation.

(2)	Includes reserves for post-acquisition training expenses, training management fee, insurance premiums and contingencies.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Commonwealth Thoroughbreds LLC

Commonwealth Thoroughbreds LLC

Balance Sheets

As of December 31, 2022 (unaudited) and June 30, 2022

	December 31, 2022 (unaudited)	June 30, 2022
ASSETS
Current assets
Cash	$687,231	$1,577,384
Accounts receivable	71,501	34,473
Advance-related party	-	26,250
Other current assets	778	171
Total current assets	759,510	1,638,278
Long-term assets
Thoroughbred assets, net of accumulated depreciation	436,361	141,924
TOTAL ASSETS	$1,195,871	$1,780,202
LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Accounts payable	$70,709	$52,754
Accrued fees – related party	57,375	119,512
Accrued distributions	32,648	9,772
Accrued income taxes	324,000	324,000
Accrued interest – related party	6,148	2,184
Notes payable – related party	423,652	3,833
Total liabilities	914,532	512,055
Member's Equity
Membership interest	864,820	828,126
Subscription in Series, net	467,390	379,037
Retained earnings (deficit)	(1,050,871)	60,984
Total Member's Equity	281,339	1,268,147
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,195,871	$1,780,202

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC
Statements of Operations (unaudited)
Six-month periods ended December 31, 2022 and December 31, 2021

	2022	2021
Revenues	$80,599	$23,830
Operating expenses
Racehorse management	64,046	50,693
Legal and professional services	16,812	98,061
General and administrative	219	3,690
Depreciation	65,095	31,923
Total operating expenses	146,172	184,367

Income (loss)	(65,573)	(160,537)

Other income	-	164

Interest expense	(3,964)	(1,415)
Gain (loss) on sale of Thoroughbred asset	(54,319)	(21,216)
Pre tax Income	(123,856)	(183,004)

Income tax expense	-	-

Net income (loss)	$(123,856)	$(183,004)

Net income (loss) per unit:
Basic	$(2,477)	$(3,660)

Weighted average number of units outstanding:
Basic	50	50

See Notes to Financial Statements.
In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Commonwealth Thoroughbreds LLC
Statement of Changes in Member's Equity (unaudited)
Six-month periods ended December 31, 2022 and December 31, 2021

	Membership Interest	Subscriptions in Series, Net	Retained Earnings (Deficit)	Total Member’s Equity
Balance December 31, 2021	$753,723	$209,481	$(819,589)	$143,615
Subscriptions received in series, net of offering expenses	–	169,556	–	169,556
Member contribution	74,403	–	–	74,403
Distribution from Thoroughbred series	–	–	(11,801)	(11,801)
Net income	–	–	892,374	892,374
Balance at June 30, 2022	828,126	379,037	60,984	1,268,147
Subscriptions received in series, net of offering expenses	–	88,353	–	88,353
Member contribution	36,694	–	–	36,694
Distribution from Thoroughbred series	–	–	(987,999)	(987,999)
Net loss	–	–	(123,856)	(123,856)
Balance at December 31, 2022	864,820	467,390	$(1,050,871)	$281,339

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC
Statements of Cash Flows (unaudited)
Six-month periods ended December 31, 2022 and December 31, 2021

OPERATING ACTIVITIES	December 31, 2022	December 31, 2021
Net income (loss)	$(123,856)	$(183,004)
Adjustments to reconcile net income (loss) to net cash used in operations:
Membership contributions (Note 6)	-	100,698
(Gain) loss on sale of Thoroughbred asset	54,319	21,216
Depreciation	65,095	31,923
Increase (decrease) in cash due to changes in:
Operating assets and liabilities	(51,603)	17,188
Net cash provided by (used in) operating activities	(56,045)	(11,979)
INVESTING ACTIVITIES
Purchase of Thoroughbred assets	-	(90,338)
Proceeds from sale of Thoroughbred asset	9,801	16,245
Net cash provided by investing activities	9,801	(74,093)
FINANCING ACTIVITIES
Payments on notes payable – related party	(1,591)	(32,788)
Subscriptions received in series, net of expense	88,353	214,692
Distribution from Thoroughbred series	(965,123)	-
Member contributions	34,452	6,894
Net cash provided by financing activities	(843,909)	188,798
Net cash increase for period	(890,153)	102,726
Cash at beginning of period	1,577,384	9,343
Cash at end of period	$687,231	$112,069
Non-cash investing and financing transactions:
Thoroughbred asset obtained through note payable	$423,652	$-
Distributions accrued	22,876	-
Debt forgiveness credited to equity and thoroughbred assets	2,242	15,244

See Notes to Financial Statements

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019 and headquartered in Lexington, Kentucky. The Company's fiscal year has been changed from December 31 to June 30. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine breeding and sales activities. The Company has created and expects to continue to create several separate Series of membership interests (the “Series” or “Series”), different Thoroughbred assets will be owned by separate Series, and the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors will acquire units of membership interest (“Units”) of a Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App ("the Platform"). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

The Company intends to sell Units in several separate and individual Series of the Company. Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

From inception, the Company has financed business activities through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

The Company’s and Series’ ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Offerings

The Company’s offerings are described in the Offering Circular included in the Offering Statement on Form 1-A POS filed with the SEC on April 11, 2023. Proceeds from the offerings will be used to repay the respective loans or options used to acquire the Thoroughbred assets (See Notes 2 and 3) and pay for other offering related fees and expenses.  These will include a fee of $10,000 plus 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the periods presented have been included.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for that Series are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. The Manager has agreed to limit the reimbursement of offering expenses by each Series to no more than 10% of the offering proceeds. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

In addition to the discrete offering expenses related to a particular Series, the Manager has also incurred legal, accounting and compliance expenses to set up the legal and financial framework and compliance infrastructure for the marketing and sale of all subsequent offerings. The Manager will receive an Organizational Fee equal to 3.0% of the proceeds received from the offering of each Series of units as reimbursement for these expenses.

Operating Expenses

Operating expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s allocation policy. The Company distinguishes between pre-closing and post-closing operating expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover operating expenses the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s allocation policy.

The Brokerage Fee and Sourcing Fee are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses do not occur. During the six months ended December 31, 2022, Brokerage Fees paid totaled $1,625 and Sourcing Fees paid totaled $11,282. During the six months ended December 31, 2022, the Company conducted two offering: Tshiebwe and Mage and one closing: Tshiebwe.

Acquisition expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to the Series, to the extent described in the applicable offering document. Acquisition expenses are capitalized into the cost of the horse as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted as capital contributions.

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

Income Taxes

The separate Series have elected and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (“ASC”) Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Series A-1, the master Series of the Company is taxed as a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

The Company has recorded a tax provision estimate for the Series Country Grammer based on taxable income incurred in the 2022 fiscal year. No tax provision has been recorded for any other Series through December 31, 2022 as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles from reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligation under each of its agreements: 1) identify the contract with the customer, 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company generally recognizes revenues upon earning income from its horses at a point in time. Horse racing revenues are generally recorded on a net basis based on the lack of a controlling interest in the horse. The Company and Series are entitled to their share of the net earnings from a race.

Earnings per Membership Unit

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings per membership unit will be computed by dividing net income for that particular Series by the weighted average number of outstanding units in that particular Series during the period. For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues updates to amend the authoritative literature in ASC. There have been a number of updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

At December 31, 2022 and June 30, 2022, the Company accrued fees to the Manager of $57,375 and $119,512, that primarily reflected management fees earned from race winnings.

The Manager has paid a total of $6,600 and $0 of rent expense on behalf of the Company during the six-months ended December 31, 2022 and 2021, respectively. The Manager will not seek reimbursement. Additionally, professional fees of $16,812 and $98,061 in 2022 and 2021, respectively were incurred at the Manager level to support the Company.

The Manager expects to maintain cash reserves funded from offering proceeds on behalf of each of the Company’s Series to cover the Series’ operating expenses.

During the six months ended December 31, 2022 and 2021 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee (see Note 5).

NOTE 4 – THOROUGHBRED ASSETS

Name	Horse Asset plus Acquisition Cost at December 31, 2022	Less: Depreciation through December 31, 2022	Total
Series I Got A Gal	56,214	28,124	28,090
Series Country Grammer	19,837	9,321	10,516
Series We The People	27,213	7,225	19,988
Series Kissed by Fire	105,000	11,667	93,333
Series Mage	72,500	10,617	61,883
Series Tshiebwe	51,152	5,684	45,468
Series Pensacola	60,000	6,667	53,333
Series Medaglia Filly	60,000	5,000	55,000
Series Constitution Filly	75,000	6,250	68,750
Total	$526,916	$90,555	$436,361

On August 24, 2022, the Company acquired a 30% undivided interest in a Thoroughbred, Kissed by Fire, from Exline-Border Racing for a purchase price of $105,000.

On July 12, 2022, The Company conducted a final closing of the Series Swing Shift Offering (releasing the rest of the funds from the Series Swing Shift Offering from February 2022 out of escrow), receiving offering proceeds of $6,150 and issuing 123 Units.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022, continued

On July 14, 2022, the Company sold Series Swing Shift at the 2022 Fasig-Tipton July HOAA sale for a gross sale price of $150,000. (Pro rata share to series was $9,801 and a loss on sale was recorded)

On July 12, 2022, The Company conducted a final close for Series Swing Shift (releasing the rest of the funds of the Series Swing Shift Offering out of escrow from February 2022), receiving offering proceeds of $6,150 issuing 123 Units.

On July 14, 2022, The Company conducted a final close for Series We The People (releasing the rest of the funds of the Series We The People Offering out of escrow from February 2022), receiving offering proceeds of $3,700 issuing 74 Units.

On July 14, 2022, The Company conducted a final close for Series Pine Valley (releasing the rest of the funds of the Series Pine Valley Offering out of escrow from September 2021 offering open date), receiving offering proceeds of $150 issuing 3 Units.

On July 18, 2022, The Company conducted a final close for Series Country Grammer (releasing the rest of the funds of the Series Country Grammer Offering out of escrow from September 2021 offering open date), receiving offering proceeds of $14,250 issuing 285 Units.

On July 18, 2022, The Company conducted a final close for Series I Got A Gal (releasing the rest of the funds of the Series I Got A Gal Offering out of escrow from September 2021 offering open date), receiving offering proceeds of $4,400 issuing 88 Units.

On August 8, 2022, the Company acquired a 25% undivided in a Thoroughbred, Mage, from Marquee Bloodstock for a purchase price of $72,500.

On August 23, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Tshiebwe, from Winstar for a purchase price of $51,152.

On August 30, 2022, the Company acquired a 10% undivided interest in a Thoroughbred, Pensacola, from Winstar for a purchase price of $60,000.

On September 23, 2022, the Company acquired a 40% undivided interest in a yearling, Medaglia Filly, from Medallion Racing for a purchase price of $60,000.

On September 23, 2022, the Company acquired a 30% undivided interest in a yearling, Constitution Filly, from Medallion Racing for a purchase price of $75,000.

On October 25, 2022, The Company acquired an option to acquire 25% undivided interest in a Thoroughbred Filly, Tonasah ’21, from Gandharvi, LLC for a price of $89,000.

On October 25, 2022, the Company acquired an option to acquire a 25% undivided interest in a Thoroughbred Filly, Tapicat ’21, from Gandharvi, LLC for a price of $61,500.

In November, 2022, the Company sold Series Pine Valley at the 2022 Keeneland November HOAA sale for a gross sale price of $60,000. (Pro rata share to series was $3,341, a loss was recorded and proceeds were collected after December 31, 2022)

On December 22, 2022, the Company conducted a close of the Series Tshiebwe Offering, receiving offering proceeds of $84,950, issuing 1,699 Units, and acquiring a 8.9% interest in Tshiebwe.

The Manager funded all new horse acquisitions through loans at the Company and will be repaid through proceeds from the respective series to the extent to proceeds from a series offering are not sufficient to repay the entire outstanding balance due on a convertible promissory note, the Manager may elect to convert the unpaid balance of the not into units of the series at the per unit offering price or to acquire the portion of the interest in the underlying Thoroughbred asset that was not acquired by the series.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022, continued

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for identifying and exploring acquisition opportunities, conducting due diligence evaluations of potential Thoroughbred assets, negotiating, and structuring the terms and conditions of acquisitions and other related functions, the Manager will be paid a fee of up to 15% of the cost of acquiring the Thoroughbred Asset from the proceeds of each offering at closing.

As compensation for the services provided by the Manager, the Management Services Agreements for Series other than Series Country Grammer provide that, during a Series Thoroughbred’s racing career, the Manager will be paid a management fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place and the purse was earned. After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series. For Series Country Grammer, the Manager is entitled to a quarterly fee equal to 10% of any Free Cash Flow generated by the Series, which will only become due and payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series.

During the six-month period ending December 31, 2022, the Company made race earning distributions from Series Country Grammer, Swing Shift, Pine Valley, I Got a Gal and We The People in the amount of $965,123 to Series Shareholders.

The Management Agreements for future Series will provide for the following management fees:

●

A training management fee equal to 10% of the training expenses, payable from the offering proceeds at the time training expenses are incurred. The maximum amount of the management training fee is 10% of the amount reserved for payment of training expenses and working capital contingencies.

●

During a Series Thoroughbred’s racing career the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.

●

After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%. “Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities.

NOTE 6 - MEMBER’S EQUITY

Series Subscriptions

As of December 31, 2022, gross subscriptions and units were as follows.

Series Name	Units Offered	Units Tendered	Subscription Amount *
Series I Got A Gal	2,966	2,842	$142,100
Series Country Grammer	2,277	1,942	97,100
Series We The People	1,289	1,266	63,350
Series Tshiebwe	2,101	1,699	84,950
Total	8,633	7,749	$387,500

*Excludes distributions and closing costs

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single Thoroughbred asset. A series member is entitled to their pro rata share of the net profits derived from the series asset after deduction of expense allocations and direct expenses attributable to the underlying series asset, based on their percentage of the total outstanding membership interest in that series.

NOTE 7 - MEMBER CONTRIBUTIONS

Member contributions primarily reflect the assumption of payables that support the Company’s operating results.  Constructive payments made by the member on behalf of the Company have been included in the statement of cash flows as financing activities.  The Company has treated the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. The member contributions during the six months ended December 30, 2022 and 2021 are as follows.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended December 31, 2022, continued

	2022	2021
Other operating expenses incurred by the member	$-	$100,698	(b)
Financial contributions	34,452	6,894	(a)
Debt forgiveness	2,242	15,244
Total	$36,694	$122,836

(a)	Included in statement of cash flows.

(b)	Added back in operating section of the statement of cash flows to arrive at net cash used in operating activities.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from December 31, 2022 through April 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, other than the disclosure below, no additional material events were identified which require adjustment or disclosure in the financial statements.

From January 4, 2023 through April 2023, the Company completed a series of closings of the Series Mage Offering, accepting subscriptions in the amount of $163,850 and issuing 3,277 Units as of the date of this report, representing 95.6% of the maximum offering amounts. Offering proceeds were then used to pay 23.9% of the principal of the Company’s note to the Manager. The Manager acquired a 1.1% interest in Mage.

On February 26, 2023, the Company held an interim closing of the Series Constitution Filly Offering, receiving offering proceeds of $183,600, or 93.9% of the maximum offering amount. Series Constitution Filly issued 3,672 Units and acquired a 23.5% interest in Constitution Filly. Offering proceeds were used to pay 95.82% of the principal of the Company’s note to the Manager.

From February 20, 2023 to April, 23, 2023, the Company completed a series of closings of the Series Kissed by Fire Offering, receiving offering proceeds totaling $104,900, or 47.1% of the maximum offering amount. Series Kissed by Fire issued 2,098 Units and acquired an 11.77% interest in Kissed by Fire. Offering proceeds were then used to pay 47.1% of the principal of the Company’s note to the Manager.

In February 2023, the Company completed the Series Tshiebwe Offering, receiving offering proceeds of $104,700, or 99.97% of the maximum offering amount. Series Tshiebwe issuing 2,094 Units and acquired a 9.97% interest in Tshiebwe. Offering proceeds were then used to pay 99.97% of the principal of the Company’s note to the Manager, and the $350 unpaid balance was converted into 7 Units issued to the Manager.

On February 25, 2023, Country Grammer placed second in the Saudi Cup which featured a 20-million-dollar purse.

On March 25, 2023, Country Grammer placed seventh in the Dubai World Cup which featured a 12-million-dollar purse.

From March 30, 2023 through April 2023, the Company completed the Series Tapicat Filly offering, accepting subscriptions of $156,300, or 99.5% of the maximum offering amount. Series Tapicat Filly issued 3,126 Units and acquired an 24.87% interest in Tapicat Filly. Offering proceeds were used to pay 99.5% of the principal of the Tapicat Filly option. The Manager acquired a 0.15% interest in Tapicat Filly.

On April 1, 2023, Mage placed second in the Florida Derby at Gulstream Park which featured a 1-million-dollar purse.

On April 21, 2023, the Company conducted an initial closing of Series Tonasah Filly Offering, accepting subscriptions in the amount of $175,000, issuing 3,500 Units, and acquiring a 22.5% interest in Tonasah Filly.

Item 4. Exhibits

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (1)

Exhibit 2.3 – Amendment to the Limited Liability Company Agreement (9)

Exhibit 3.1 – Series Designation for Series A1 (2)

Exhibit 3.2 – Series Designation for Series Country Grammer (3)

Exhibit 3.3 – Series Designation for Series I Got A Gal (7)

Exhibit 3.4 – Series Designation for Series We The People (7)

Exhibit 3.5 – Series Designation for Series Pine Valley (7)

Exhibit 3.6 – Series Designation for Series Kissed By Fire (9)

Exhibit 3.7 – Series Designation for Series Mage (9)

Exhibit 3.8 – Series Designation for Series Tshiebwe (9)

Exhibit 3.9 – Series Designation for Series Constitution Filly (9)

Exhibit 3.10 – Series Designation for Series Medaglia Filly (9)

Exhibit 3.11 – Series Designation for Series Tonasah Filly (11)

Exhibit 3.12 – Series Designation for Series Tapicat Filly (11)

Exhibit 3.13 – Series Designation for Series Bipartisanship (12)

Exhibit 3.14 – Series Designation for Series Pensacola (12)

Exhibit 4.1 – Form of Subscription Agreement (6)

Exhibit 6.1 – Broker Dealer Agreement with Dalmore Group, LLC (3)

Exhibit 6.2 – Form of Management Services Agreement (7)

Exhibit 6.3 – Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (3)

Exhibit 6.4 – First Amendment to Purchase Option, Bill of Sale and Co-Ownership Agreement for Country Grammer (4)

Exhibit 6.5 – Co-Management Agreement, Country Grammer (5)

Exhibit 6.6 – Country Grammer Agreement of Purchase and Sale among WinStar Farm, LLC, Commonwealth Thoroughbreds LLC, and Zedan Racing Stables Inc. (8)

Exhibit 6.7 – Purchase Option, Bill of Sale and Co-Ownership Agreement, We The People (7)

Exhibit 6.8 – Purchase Co-Ownership Agreement, I Got A Gal (7)

Exhibit 6.9 – Purchase Option, Bill of Sale and Co-Ownership Agreement, Pine Valley (7)

Exhibit 6.10 – Agreement of Purchase, Sale and Co-Ownership for Series Tshiebwe (10)

Exhibit 6.11 – Agreement of Purchase, Sale and Co-Ownership for Series Mage (9)

Exhibit 6.12 – Agreement of Purchase, Sale and Co-Ownership for Kissed By Fire (9)

Exhibit 6.13 – Purchase Agreement and Bill of Sale for Constitution Filly (Leigh Court “21) (9)

Exhibit 6.14 – Purchase Agreement and Bill of Sale for Medaglia Filly (Spring Party ’21) (9)

Exhibit 6.15 – Co-Management Agreement for Constitution Filly (9)

Exhibit 6.16 – Co-Management Agreement for Medaglia Filly-(9)

Exhibit 6.17 – Convertible Promissory Note and Security Agreement for Series Tshiebwe (9)

Exhibit 6.18 – Convertible Promissory Note and Security Agreement for Series Mage (9)

Exhibit 6.19 – Convertible Promissory Note and Security Agreement for Kissed By Fire (9)

Exhibit 6.20 – Convertible Promissory Note and Security Agreement for Constitution Filly (9)

Exhibit 6.21 – Convertible Promissory Note and Security Agreement for Medaglia Filly (9)

Exhibit 6.22 – Co Management Agreement for Tonasah Filly (11)

Exhibit 6.23 – Purchase Option, Bill of Sale, Co-Ownership Agreement for Series Tonasah Filly (11)

Exhibit 6.24 – Co-Management Agreement for Series Tapicat Filly (11)

Exhibit 6.25 – Purchase Option, Bill of Sale, Co-Ownership Agreement for Series Tapicat Filly (11)

Exhibit 6.26 – Co-Management Agreement for Bipartisanship (12)

Exhibit 6.27 – Co-Owners Agreement for Bipartisanship (12)

Exhibit 6.28 – Purchase Agreement and Bill of Sale for Pensacola (12)

Exhibit 6.29 – Convertible Promissory Note and Security Agreement for Bipartisanship (12)

Exhibit 6.30 – Convertible Promissory Note and Security Agreement for Pensacola (12)

Exhibit 8.1 – Escrow Agreement with North Capital Private Securities Corporation for Series Kissed By Fire (10)

Exhibit 8.2 – Escrow Agreement with North Capital Private Securities Corporation for Series Mage (10)

Exhibit 8.3 – Escrow Agreement with North Capital Private Securities Corporation for Series Tshiebwe (10)

Exhibit 8.4 – Escrow Agreement with North Capital Private Securities Corporation for Series Constitution Filly (10)

Exhibit 8.5 – Escrow Agreement with North Capital Private Securities Corporation for Medaglia Filly (10)

Exhibit 8.6 – Escrow Agreement with North Captial Private Securities Corporation for Series Tonasah Filly (11)

Exhibit 8.7 – Escrow Agreement with North Capital Private Securities Corporation for Series Tapicat Filly (11)

Exhibit 8.8 – Escrow Agreement with North Capital Private Securities Corporation for Series Bipartisanship (12)

Exhibit 8.9 – Escrow Agreement with North Capital Private Securities Corporation for Series Pensacola (12)

*	Filed herewith.

(1)	Incorporated herein by reference to Form 1-A dated December 13, 2019.

(2)	Incorporated herein by reference to Amendment No. 1 to Form 1-A dated January 7, 2020.

(3)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated April 13, 2021.

(4)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated June 11, 2021.

(5)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated July 2, 2021.

(6)	Incorporated herein by reference to Post Qualification Amendment No. 2 to Form 1-A dated July 19, 2021.

(7)	Incorporated herein by reference to Post Qualification Amendment No. 3 to Form 1-A dated September 3, 2021.

(8)	Incorporated herein by reference to Form 1-K dated July 22, 2022.

(9)	Incorporated herein by reference to Post Qualification Amendment No. 5 to Form 1-A dated October 11, 2022.

(10)	Incorporated herein by reference to amendment to Post Qualification Amendment No. 5 to Form 1-A dated October 24, 2022.

(11)	Incorporated herein by reference to amendment to Post Qualification Amendment No. 6 to Form 1-A dated January 13, 2023.

(12)	Incorporated herein by reference to amendment to Post Qualification Amendment No. 7 to Form 1-A dated April 11, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2022	COMMONWEALTH THOROUGHBREDS LLC

By: Commonwealth Markets Inc., its Manager

By: /s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian Doxtator Name: Brian Doxtator	Chief Executive and Chief Financial Officer of Commonwealth Markets Inc. (Principal Executive Officer and Principal Financial Officer)	April 27, 2022

/s/ Chase Chamberlin Name: Chase Chamberlin	Head of Equine Operations of Commonwealth Markets Inc.	April 27, 2022

COMMONWEALTH MARKETS INC. By: /s/ Brian Doxtator Name: Brian Doxtator Title: Chief Executive and Chief Financial Officer	Manager	April 27, 2022

End of Document